September 27, 2022
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Melissa Gilmore

Re:	Primo Water Corporation
Form 10-Q for the Period Ended July 2, 2022
8-K furnished August 11, 2022
File No. 001-31410

Dear Ms. Gilmore:

This letter is submitted on behalf of Primo Water Corporation (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated September 14, 2022, to Jay Wells, Chief Financial Officer of the Company. The Company’s responses to the Staff’s comments are set forth below. For your convenience, your comments have been reproduced in italics below, together with the responses.

Form 10-Q for the Period Ended July 2, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.
We note from your earnings call for first and second fiscal quarters 2022, the company experienced elevated costs driven by inflation across several operating expense categories. We also note from your disclosures in the MD&A section you cite SG&A expenses increased due to inflationary costs, among other factors. In this regard, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Additionally, please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures. Please provide us with your revised disclosures as part of your response to us.

The principal factors contributing to the inflationary pressures the Company has experienced include rising fuel costs, rising ocean freight costs for shipping water dispensers to the Company’s branch locations, and rising employee benefit and compensation costs.

As noted on the earnings call for the second quarter of 2022, to address these higher costs, the Company implemented price increases in North America during the second quarter of 2022. In addition, the Company attempts to limit the effects of inflation through cost control efforts.  While fuel, labor and ocean freight costs have on aggregate increased by $29 million in the second quarter of 2022 compared to the second quarter of 2021, the Company has been able to mitigate the impacts of inflation.

1150 Assembly Drive, Suite 800, Tampa, FL 33607
www.primowatercorp.com

In response to the Staff’s comment, the Company is proposing adding the below disclosures in its “Risk Factors” and “Quantitative and Qualitative Disclosures About Market Risk” sections of its future filings and revising its disclosure regarding the impact of inflation on SG&A in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of future filings.   The Company has used the Form 10-Q for the period ended July 2, 2022 for illustrative purposes.

Risk Factors

Supply chain disruptions and cost increases related to inflation are having, and could continue to have, an adverse effect on our business, operating results, and financial condition.

We have experienced inflationary cost increases in our underlying expenses, including fuel and labor costs. We have also been impacted by global supply chain disruption, which has increased ocean freight voyage lead times for the shipment of our water dispensers to our branch locations and has increased freight costs.

To date, the Company has been able to mitigate the impacts of inflation and supply chain disruptions. Our mitigation strategies, such as price increases and cost control efforts, have provided us the necessary flexibility to respond to the risks.

While we have taken steps to minimize the impact of these increased costs, global supply chain disruption may deteriorate and inflationary pressures may increase, which could adversely affect our business, financial condition, results of operations and cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following items of significance affected our financial results for the first half of 2022:

SG&A expenses increased to $569.9 million from $507.9 million in the prior year period due primarily to higher selling and operating costs that supported volume and revenue growth as well as inflationary labor and fuel cost increases, which costs increased by $37 million and $10 million, respectively, from the prior year period.

Three Months Ended July 2, 2022 Compared to Three Months Ended July 3, 2021

North America SG&A expenses increased to $208.6 million in the second quarter from $180.6 million in the prior year period due primarily to higher selling and operating costs that supported volume and revenue growth as well as inflationary labor and fuel cost increases, which costs increased by $14 million and $5 million, respectively, from the second quarter of 2021.

Other SG&A expenses increased to $37.1 million in the second quarter from $33.3 million in the prior year period due primarily to higher selling and operating costs that supported volume and revenue growth as well as inflationary labor cost increases, which costs increased by $3 million from the second quarter of 2021.

1150 Assembly Drive, Suite 800, Tampa, FL 33607
www.primowatercorp.com

Six Months Ended July 2, 2022 Compared to Six Months Ended July 3, 2021

North America SG&A expenses increased to $408.3 million for the year to date from $356.4 million in the prior year period due primarily to higher selling and operating costs that supported volume and revenue growth as well as inflationary labor and fuel cost increases, which costs increased by $23 million and $9 million, respectively, from the prior year period.

Europe SG&A expenses increased to $92.1 million for the year to date from $87.1 million in the prior year period due primarily to higher selling and operating costs that supported volume and revenue growth as well as inflationary labor cost increases, which costs increased by $7 million from the prior year period, partially offset by the favorable impact of foreign exchange rates.

Other SG&A expenses increased to $69.5 million for the year to date from $64.4 million in the prior year period due primarily to higher selling and operating costs that supported volume and revenue growth as well as inflationary labor cost increases, which costs increased by $7 million from the prior year period, partially offset by the favorable impact of foreign exchange rates.

Quantitative and Qualitative Disclosures About Market Risk
Inflation and Supply Chain Disruption Risk

We have experienced inflationary cost increases in our underlying expenses, including fuel and labor costs. We have also been impacted by global supply chain disruption, which has increased ocean freight voyage lead times for the shipment of our water dispensers to our branch locations and has increased freight costs.

While fuel, labor and ocean freight costs have on aggregate increased by $29 million in the second quarter of 2022 compared to the second quarter of 2021, the Company has been able to mitigate the impacts of inflation and supply chain disruptions. Our mitigation strategies, such as price increases and cost control efforts, have provided us the necessary flexibility to respond to the risks.

While we have taken steps to minimize the impact of these increased costs, global supply chain disruption may deteriorate and inflationary pressures may increase, which could adversely affect our business, financial condition, results of operations and cash flows.

Results of Operations, page 28

2.
We note your discussion of financial results on pages 28 through 35 that qualitatively discuss multiple factors that impacted these line items. We note a similar discussion in your fiscal year ended January 1, 2022 10-K. Please revise to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Refer to Item 303(b) of Regulation S-K.

1150 Assembly Drive, Suite 800, Tampa, FL 33607
www.primowatercorp.com

The Company confirms that in future filings, it will expand its disclosure to further describe material changes to a line item for the underlying reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors as appropriate.

Form 8-K furnished August 11, 2022

Exhibit 99.1
Second Quarter Performance, page 3

3.
We note your presentation of adjusted revenue in your second quarter global and reporting segment performance which appears to be adjusted for the exit of your North American single-use retail bottled water business. We also note that the exit did not meet the criteria for being presented as discontinued operations pursuant to ASC 205-20. Therefore, your non-GAAP measure appears to represent individually tailored accounting recognition and measure methods in light of the guidance provided in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise to remove this measure from your non-GAAP measures.

The Company confirms that in future filings, it will remove this measure from its non-GAAP measures. The Company intends to provide GAAP revenue amounts attributable to its North American single-use retail bottled water business to provide investors with information to help illustrate the impact that the exit of such business has had on the revenues of the Company. Set forth below is the proposed disclosure utilizing the Company’s second quarter 2022 earnings release for illustrative purposes:

•	Revenue increased 9% to $571 million compared to $526 million**

** Revenues attributable to the single-use retail bottled water business in North America were $14.4 million for the three months ended July 2, 2022 compared to $36.5 million in the comparable prior year period.

* * * *
1150 Assembly Drive, Suite 800, Tampa, FL 33607
www.primowatercorp.com

We appreciate the Staff’s comments and request that the Staff contact Jay Wells at 813-313-1869 with any questions or comments regarding this letter.

Respectfully submitted,

Primo Water Corporation

By:	/s/ Jay Wells
Name: Jay Wells
Its: Chief Financial Officer

1150 Assembly Drive, Suite 800, Tampa, FL 33607
www.primowatercorp.com